UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company

(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2008

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: José Luis Magalães Salazar Title: Investor Relations Officer

4Q07

Consolidated Information and Results

Fourth Quarter and year 2007

(unaudited)

TELE NORTE LESTE PARTICIPAÇÕES S.A. and TELEMAR NORTE LESTE S.A. www.oi.com.br/ir

Upcoming Events: Conference Calls

Portuguese		English
Date:	Friday, February 29, 2008 10 am (Rio) – 8 am (NY)	Date:	Friday, February 29, 2008 1 pm (Rio) - 11 am (NY)
Access:	Phone: (55 11) 4688 - 6301 Code: Oi Replay: (55 11) 4688 - 6312 (code 284) Available until March 10, 2008	Access:	Phone: 888 – 790 - 1641 (USA) 1 210 234 0010 (Brazil / other countries) Code: Oi Replay: 866 – 361 - 4941 (USA) 1 – 203 – 369 – 0189 (Brazil / others) Available until March 7, 2008
Webcast:	http://www.ccall.com.br/oi
A complementary presentation will be made available before the start of the conference call, on the Oi website: http://www.oi.com.br/ir

Contents

1	Highlights	3
2	Operating Performance	4
3	Consolidated Results	6
4	Debt, Capital Expenditure and Cash Flow	16
5	Recent Events	20
6	Financial Statements	25
7	Glossary	31

TNL Participações Outstanding shares (′000): 382,122 TNLP3: R$ 58.55 TNLP4: R$ 34.15 TNE: US$ 19.28 ADR	Telemar Norte Leste Outstanding shares (′000): 238,614 TMAR3 ON: R$ 107.00 TMAR5 PNA: R$ 68.50 TMAR6 PNB: R$ 63.90

Notes: (1) Prices as at the end of the 4th Quarter 2007; (2) Outstanding ex-treasury shares.

Rio de Janeiro, February 28, 2008: Tele Norte Leste Participações S.A. (Bovespa: TNLP4 and TNLP3; NYSE: TNE) and Telemar Norte Leste (Bovespa: TMAR5) have the pleasure of announcing today their results for the fourth quarter and full year 2007.

1) Highlights

  Revenue Generating Units increased by 1.11 million in the 4Q07 and by 3.13 million in the full year, +134.8% and +20.9%, respectively, in relation to the 4Q06 and full year 2006. “Oi Móvel“ and “Oi Velox” outperformed in the quarter, increasing respectively 1.08 million and 125 thousand.

    Although the rate has slowed, the alternative plans continued to expand during the quarter, increasing by 296 thousand for a total of 5.0 million at the end of December/07 (45.2% of all residential lines).

    With 125 thousand new customers, “Oi Velox” maintained the rate of expansion as in the previous quarter (127 thousand). In 2007, there were 390 thousand net adds, 20.7% above 2006.

    As per mobile services, “Oi Conta Total” also sustained the growth rate of the previous quarter, closing the year with 537 thousand customers (20.7% of the post-paid customer base). In the pre-paid segment, the net addition of 951 thousand customers during the quarter was largely due to the continued success of the “Oi Ligadores” campaign.

  The net consolidated revenue for the quarter amounted to R$4,484 million, a slight increase compared to 3Q07 (+1.1%). The figure for the full year 2007 came to R$17,584 million (+4.2%), mainly supported by data, broadband and mobile services.
  There was a slight increase in the average revenue per user (ARPU) for wireline services (R$85.59; +0.1% vs 3Q07), thereby reassuring for another quarter the success of the alternative plans in stabilizing wireline revenues. The ARPU for mobile services (R$22.74) was up 1.8% in relation to that of the previous quarter and 2.7% higher than 4Q06.
  The consolidated EBITDA totaled R$1,548 million for the quarter (margin of 34.5%), a reduction in relation to the EBITDA and EBITDA margin for the previous quarter (R$1,679 million and 37.8%). The full year’s EBITDA, of R$6,501 million (margin of 37.0%), represents a 6.5% increase compared to 2006. Adjusting the non-recurring effects, the consolidated EBITDA for the year reached R$6.332 million (margin of 36.0%), 3.8% higher than 2006.
  At the end of December/07, the net debt of R$2,681 million represented a reduction of 14.2% for the quarter and 45.1% for the year, and was equivalent to 0.41x EBITDA in 2007.
  The consolidated net earnings totaled R$911 million in 4Q07 and R$2,358 million in 2007 (R$6.17/share and US$3.17/ADR), the latter representing an 80.0% increase from 2006.
  Consolidated capital expenditure in 4Q07 totaled R$1,026 million, and R$2,328 million for the full year, equivalent to 22.9% of the net earnings for the quarter (13.2% for the year).
  The free cash flow, after investments, amounted to R$629 million in the quarter (-41.5% vs 3Q07), adding to a total of R$3,330 million for the full year (+2.5% vs 2006).

Table 1 - Leading Financial Indicators

	Quarter					Year
R$ million	4Q06	3Q07	4Q07	QoQ	YoY	2006	2007	YoY
TNL Consolidated
Net Revenue	4,444	4,437	4,484	1.1%	0.9%	16,872	17,584	4.2%
EBITDA	1,504	1,908	1,548	-18.9%	2.9%	6,102	6,501	6.5%
EBITDA Margin (%)	33.8%	43.0%	34.5%	-8.5 p.p.	0.7 p.p.	36.2%	37.0%	0.8 p.p.
Net Earnings	613	637	911	43.0%	48.6%	1,310	2,358	80.0%

Net Debt	4,883	3,126	2,681	-14.2%	-45.1%	4,883	2,681	-45.1%
CAPEX	764	572	1,026	79.4%	34.3%	2,307	2,328	0.9%
Free Cash Flow	907	1,076	629	-41.5%	-30.7%	3,250	3,330	2.5%
Net Debt / EBITDA	0.8	0.5	0.4	-20.0%	-50.0%	0.8	0.4	-50.0%
TMAR Parent Company
Net Revenue	3,642	3,595	3,621	0.7%	-0.6%	14,297	14,297	0.0%
EBITDA	1,423	1,561	1,213	-22.3%	-14.8%	5,721	5,385	-5.9%
EBITDA Margin (%)	39.1%	43.4%	33.5%	-9.9 p.p.	-5.6 p.p.	40.0%	37.7%	-2.3 p.p.
Net Earnings	558	772	939	21.6%	68.3%	1,615	2,692	66.7%
Oi (TNL PCS)
Net Revenue	1,021	1,063	1,105	4.0%	8.2%	3,555	4,195	18.0%
EBITDA	94	353	352	-0.3%	274.5%	439	1,154	162.9%
EBITDA Margin (%)	9.2%	33.2%	31.8%	-1.4 p.p.	22.6 p.p.	12.3%	27.5%	15.2 p.p.
Net Earnings	211	92	216	134.8%	2.4%	138	456	230.4%

2) Operating Performance:

Wireline Services – “Oi Fixo”
The number of fixed telephone lines in service (14,222 thousand) remained practically stable in relation to the figure at the end of September/07 (-0.7%). The continuation of a more flexible credit policy has been effective in securing customers in the lower income segment of the customer base, which, despite a higher level of default, generates positive overall results for the company. The 1.2% reduction in relation to the customer base at the end of 2006 was within the range predicted at the beginning of the year.

A total of 5.0 million customers were on alternative plans at the end of 2007, an increase of 6.3% in the quarter and 154.3% for the year. These plans, which represent 35.1% of the total number of lines in service and 45.2% of residential lines, contributed not only to the increase in customer loyalty, but also to the defense and increase of wireline services ARPU.

Broadband Services – “Oi Velox”

The number of ADSL (Oi Velox) access points increased by 9.0% in the quarter, thereby sustaining the strong pace of growth seen in the previous quarter. Oi Velox closed 2007 with a 1,518 thousand customer base, an increase of 34.6% (390 thousand) compared to 1,128 thousand access points at the end of 2006.

Wireless Services – “Oi Móvel”

“Oi Móvel” also sustained a strong growth rate through the 4Q07, generating 1,084 thousand net additions (gross additions totaled 2,482 thousand and 1,398 thousand disconnections) to the subscriber base, representing 37.3% of the year’s total net additions (2,906 thousand). The churn rate for the quarter (9.1%) was 2.4 percentage points lower than that of the previous quarter. At the end of the year, “Oi Móvel” customer base reached 15,984 thousand, an increase of 22.2% compared to the end of December/06, thus confirming the company’s market leadership in Region I with a 26.9% market share.

The pre-paid segment saw robust growth, due to the success of the “Oi Ligadores” campaign, which began in July/07 and contributed to increase net additions in this segment by 2,152 thousand over the last two quarters of 2007 (+80.4% in the full year). At the end of 2007, the pre-paid customer base stood at 13,395 thousand.

The post-paid customer base recovered strongly in the 4Q07 (+133 thousand net additions), closing the year with a total of 2,589 thousand subscribers (16.2% of the mobile subscriber base).

Table 2 – Operational Indicators*

	4Q06	1Q07	2Q07	3Q07	4Q07	QoQ	YoY
Wireline Services - "Oi Fixo"
(a) Lines in Service ('000)	14,388	14,338	14,347	14,318	14,222	-0.7%	-1.2%
Residential (%)	78.1%	78.1%	78.1%	77.9%	77.7%	-0.2 p.p.	-0.4 p.p.
Commercial (%)	17.9%	17.9%	17.9%	18.1%	18.2%	0.1 p.p.	0.3 p.p.
Public Telephones (%)	4.0%	4.0%	4.0%	4.0%	4.1%	0.1 p.p.	0.1 p.p.
Average Subscriber Base ('000)	14,430	14,359	14,339	14,337	14,271	-0.5%	-1.1%
Alternatives Plans '(000)	1,963	3,027	4,071	4,696	4,992	6.3%	154.3%
Proportion of Lines in Service (%)	13.6%	21.1%	28.4%	32.8%	35.1%	2.3 p.p.	21.5 p.p.
ARPU Oi Fixo (R$)	87.2	84.5	85.1	85.5	85.6	0.1%	-1.8%
Broadband Services - "Oi Velox"
(b) ADSL Subscribers ('000)	1,128	1,182	1,266	1,393	1,518	9.0%	34.6%
Proportion of Lines in Service (%)	7.8%	8.2%	8.8%	9.7%	10.7%	1.0 p.p.	2.9 p.p.
Residential (%)	84.4%	84.6%	85.3%	85.1%	85.7%	0.6 p.p.	1.3 p.p.
Average Subscriber Base ('000)	1,068	1,153	1,224	1,327	1,458	9.9%	36.5%
ARPU Oi Velox (R$)	54.7	53.6	51.8	50.1	46.4	-7.4%	-15.2%
Wireless Services - "Oi Móvel"
(c) Mobile Subscribers ('000)	13,078	13,358	13,634	14,900	15,984	7.3%	22.2%
Proportion on Post-Paid Plans (%)	18%	17%	18%	16%	16%	0.0 p.p.	-2.0 p.p.
Average Subscriber Base ('000)	12,816	12,952	13,097	14,320	15,348	7.2%	19.8%
Market Share Oi - Region I (%)	27.4%	27.2%	26.5%	27.0%	26.9%	-0.1 p.p.	-0.5 p.p.
Proportion of Net Additions in Region I (%)	22.9%	21.1%	11.5%	34.1%	25.4%	-8.7 p.p.	2.5 p.p.
Penetration rate - Region I (%)	46.8%	47.9%	50.1%	53.5%	57.5%	4.0 p.p.	10.7 p.p.
Quarterly Churn rate (%)	8.8%	7.7%	7.7%	11.5%	9.1%	-2.4 p.p.	0.3 p.p.
Oi ARPU (R$)	22.1	21.6	21.5	22.3	22.7	1.8%	2.7%

RGU - Revenue Generating Unit (a+b+c) (´000)	28,594	28,878	29,247	30,611	31,724	3.6%	10.9%

*These numbers do not contemplate the 112 thousand RGUs from Way TV (pay TV: 57 thousand; broadband: 55 thousand), as well as the 3.7 million clients from “Oi Internet” ISP (2.9 million dial up and 770 thousand broadband).

3) Consolidated Results:

3.1) Revenues

The consolidated gross revenue increased by 1.6% in the quarter (+3.8% for the full year), with strong performances from “mobile”, “data” and “fixed-to-mobile” (VC1, VC2 and VC3) services, which more than offset the revenue loss from “public telephones”, “network usage” and “local fixed” (excl. VC-1) services.

Table 3 – Breakdown of Consolidated Gross Revenue

	Quarter					Year			%
R$ million	4Q06	3Q07	4Q07	QoQ	YoY	2006	2007	Chg. %	2006	2007
Wireline	5,362	5,182	5,180	0.0%	-3.4%	20,758	20,717	-0.2%	86%	82%
Local (exc. - VC1)	2,346	2,220	2,175	-2.0%	-7.3%	9,249	8,882	-4.0%	38%	35%
Subscription	1,691	1,784	1,754	-1.7%	3.7%	6,661	6,980	4.8%	27%	28%
Local Traffic	625	408	398	-2.5%	-36.3%	2,477	1,797	-27.5%	10%	7%
Others	29	28	23	-17.9%	-20.7%	111	106	-4.5%	0%	0%

Local Fixed-to-Mobile (VC1)	715	682	729	6.9%	2.0%	2,650	2,771	4.6%	11%	11%
Long Distance (exc. - VC2/3)	743	686	671	-2.2%	-9.7%	3,000	2,771	-7.6%	12%	11%
LD Fixed-to-Mobile (VC2/3)	200	201	216	7.5%	8.0%	703	816	16.1%	3%	3%
Network Usage	205	155	151	-2.6%	-26.3%	715	603	-15.7%	3%	2%
Data	673	730	759	4.0%	12.8%	2,513	2,879	14.6%	10%	11%
Velox	260	285	295	3.5%	13.5%	915	1,121	22.5%	4%	4%
Others	413	445	465	4.5%	12.6%	1,597	1,759	10.1%	7%	7%

Public Phones	267	289	233	-19.4%	-12.7%	1,117	1,106	-1.0%	5%	4%
Additional Services	153	167	173	3.6%	13.1%	576	644	11.8%	2%	3%
Advanced Voice / Other	59	51	72	41.2%	22.0%	236	245	3.8%	1%	1%

Wireless	1,037	1,156	1,262	9.2%	21.7%	3,474	4,436	27.7%	14%	18%
Services	970	1,092	1,204	10.3%	24.1%	3,156	4,197	33.0%	13%	17%
Subscriptions	187	241	270	12.0%	44.4%	746	937	25.6%	3%	4%
Outgoing Calls	420	416	479	15.1%	14.0%	1,403	1,658	18.2%	6%	7%
Domestic/Inter. Roaming	30	28	30	7.1%	0.0%	120	113	-5.8%	0%	0%
Network Usage	263	309	319	3.2%	21.3%	610	1,154	89.2%	3%	5%
Data / Value Added	71	98	105	7.1%	47.9%	277	335	20.9%	1%	1%
Handset Sales	68	65	58	-10.8%	-14.7%	319	239	-25.1%	1%	1%

Wireline	5,362	5,182	5,180	0.0%	-3.4%	20,758	20,717	-0.2%	86%	82%
Wireless	1,037	1,156	1,262	9.2%	21.7%	3,474	4,436	27.7%	14%	18%

Total Gross Revenue	6,399	6,338	6,442	1.6%	0.7%	24,232	25,153	3.8%	100%	100%
Consolidated Net Revenue	4,444	4,437	4,484	1.1%	0.9%	16,872	17,584	4.2%	70%	70%

Wireline Services:

The gross revenue from wireline services remained stable, both on a quarterly and on a yearly basis
(-0.2%). During the 4Q07, revenues from “local” services and “public telephones” declined and were offset by increasing revenues from “fixed-to-mobile” (VC1, VC2 and VC3), “data” and “advanced voice/other” services.

For the year 2007, the highlights were higher revenues from “monthly subscriptions”, “data communication”, “fixed-to-mobile” (VC1, VC2 and VC3) and “additional” services, which served to offset the reduced revenue from “local”, “long distance” (excl. VC2/3) and “network usage” services. The revenue streams were affected by the following factors:

(a) a 1.83% adjustment of the local and long distance tariffs, in July/07 (except local minutes);

(b) the same percentage adjustment (1.83%) of the local minutes tariff, in October/07;

(c) a 2.88% adjustment of fixed-to-mobile (VC1, VC2 and VC3) tariffs, in July/07 and increased traffic for these services;

(d) the expansion of data transmission products, notably the broadband service - Oi Velox;

(e) significant take-up by customers of alternative plans denominated in minutes (2.5 million);

(f) a 20% reduction in the local network interconnection fee (TU-RL), in January/07.

Local Services

Fixed-to-Fixed: (monthly subscription, traffic, connection fee)

The gross revenue from local services declined by 2.0% in 4Q07. During this period, 296 thousand more customers joined the alternative plans, which led to a reduction in the “excess traffic” billed. However, in this quarter, this was not sufficient to increase the “monthly subscriptions” revenues, though this did generate a year-on-year positive impact (+4.8%).

Fixed-to-Mobile: (VC1)	The increase in revenue, both for the quarter (+6.9%) and for the full year (+4.6%), was influenced by the tariff adjustment in July/07 (2.88%) and by the increased traffic for this service.

Long Distance Services (LD)

Fixed-to-Fixed LD (DLD and ILD)	The 2.2% revenue reduction over the quarter and in relation to the full year (-7.6%) was due to reduced traffic, and was partially offset by the tariff adjustments in July/07 (+1.83%).
Fixed-to-Mobile LD (VC2/VC3)

Long distance fixed-to-mobile services recorded 7.5% higher revenue than in the 3Q07, with a 16.1% increase over the full year. This performance was due to the same factors as those affecting VC1, ie; increased traffic, and the 2.88% tariff adjustment in July/07.

Remuneration for Network Usage:

This quarter’s revenue remained practically stable in comparison to 3Q07 (-R$4 million). However, it was down by 15.7% (-R$112 million) in relation to 2006, due to a 20% reduction in the local fixed network interconnection fee (TU-RL), in January/07, as provided for in the concession contract.

Data Communication Services:

The revenue for the quarter was R$29 million (+4.0%) higher than 3Q07, while that of the full year was up by R$366 million (+14.6%) in relation to 2006. The performance highlight was “Oi Velox” revenue, which saw its subscriber base for broadband internet access increase by 9.0% in the quarter and by 34.6% on a year-on-year basis. Also worth mentioning is the revenue from “IP Services” (R$102 million), which was impacted by the Pan-American Games Rio 2007 project, as well as subscriptions to the internet provider “Oi Internet” (R$40 million), which have had a positive impact on the 2007 revenues, when compared to those of the previous year.

Public Telephones:

The 19.4% decline from 3Q07 revenue was due to the lower number of phone credits sold. In relation to the full year, however, TUP revenue was practically stable at R$1.1 billion (-1.0%).

Wireless Services:

The gross revenue from wireless services increased by R$106 million over the quarter (+9.2%) and by R$962 million on a year-on-year basis (+27.7%). The increase in the 4Q07 was due to the expansion of “monthly subscriptions” (+12.0%) and “outgoing calls” (+15.1%). In 2007, the revenue from wireless services represented 17.6% of the consolidated revenue (up 3.3 p.p.), despite the 25.1% fall in revenue from handset sales, mainly as a result an expanded customer base (+2,906 thousand) and the full year impact of fullbilling on “network usage” revenue (+89.2%; R$544 million), compared with just 5.5 months in the previous year.

During 2007, it is also important to highlight the “monthly subscriptions” and “outgoing calls” revenues, where:

(a) the convergent plans, focusing high-value customers (Oi Conta Total), boosted post-paid growth customers (+9.7%). Such clients already reaches 537,000, representing 20.7% of the total post-paid customer base;

(b) the “Oi Ligadores” campaign, which begun in July/07, increased the rate of expansion in the pre-paid segment and was responsible for attracting 4.3 million new customers, raising the pre-paid customer base to a total of 13,395 thousand (+25.0% over 2006). It should also be noted that the migration of customers to “Oi Ligadores” base (3.4 million in the year) helped to increase the revenues from “data/value added” services, as a result of the fee charged to join the offer;

Revenue from handset sales fell by 25.1% in relation to the previous year, as a result of the company’s policy of selling the sim-card aloneto the pre-paid segment, as part of the company’s strategy to reduce customer’s acquisition cost.

The consolidated revenue from “network usage” totaled R$319 million, excluding the R$206 million (R$187 million in the 3Q07) received by Oi Móvel from TMAR during the 4Q07. The revenue for the full year was up by 89.2%, as mentioned earlier. The VUM tariff adjustment (+1.97%), in July/07, together with the full year impact of full billing, were the factors affecting the increased network usage revenue in 2007.

The average revenue per user (ARPU) was R$22.7 for the quarter (+1.8% QoQ and +2.7% YoY) and R$22.1 for the full year.

The annual gross revenue of Oi (TNL- PCS) amounted to R$5,689 million, an increase of 17.3%.

3.2) Operating Expenses

The operating expenses (excluding depreciation and amortization) increased by R$407 million over the 4Q07 and by R$314 million over the full year 2007. The increase in the quarter was basically due to higher “Interconnection fees” (more fixed-to-mobile traffic), “Personnel” (there was a positive non-recurring item in the 3Q07), “Third-Party Services” (basically legal and other consultancy fees), and “Other Operating Expenses (Income)” (a positive one-time effect in the reversal of provisions in the 3Q07). These increases were partially offset by lower costs of handsets (CMV) and lower provisions for bad debts and material’s spending.

Looking at the figures for the whole year, the main reasons for expense increase were higher “Interconnection fees” (R$540 million) and “Provision for Bad Debts” (R$174 million), which were partially offset by lower costs of “SMP handsets and other COGS” (R$316 million) and reduced “Other Operating Expenses (Income)” (R$269 million).

It should be pointed out that, while the full billing system helped to increase revenue, it also affected the cost side, increasing this item for the year. The Provision for Bad Debts, which was equivalent to 2.5% of the gross revenue for the 4Q07 (2.6% for the year), showed an increase of 36.6% over the year, mainly due to the policy of greater credit flexibility for the sale of fixed lines.

Table 4 - Breakdown of Operating Expenses (page 9)

	Quarter					Year
Item - R$ million	4Q06	3Q07	4Q07	Change %		2006	2007	YoY %
				QoQ	YoY
Interconnection	782	818	850	3.9%	8.7%	2,792	3,332	19.3%
Personnel	167	115	199	73.0%	19.2%	646	692	7.1%
Materials	76	79	75	-5.1%	-1.3%	305	295	-3.3%
Handset Costs/Other (COGS)	189	75	62	-17.3%	-67.2%	578	262	-54.7%
Third-Party Services	975	1,004	1,050	4.6%	7.7%	3,866	3,965	2.6%
Marketing	76	68	76	11.8%	0.0%	310	300	-3.2%
Rent and Insurance	177	198	201	1.5%	13.6%	703	765	8.8%
Provision for Bad Debts	137	167	163	-2.4%	19.0%	475	649	36.6%
Other Operating Expenses (Revenue), Net	362	5	261	5120.0%	-27.9%	1,095	826	-24.6%
TOTAL	2,940	2,529	2,936	16.1%	-0.1%	10,770	11,084	2.9%

Table 5, below, shows the composition of the operating expenses (excluding depreciation and amortization) in greater detail.

Table 5 – A more detailed Breakdown of Operating Expenses

	Quarter			Year
R$ million	4Q06	3Q07	4Q07	2006	2007	Chg. %
Operating Expenses	2,940	2,529	2,936	10,770	11,084	2.9%
Interconnection	782	818	850	2,792	3,332	19.3%
Handset Costs	189	75	62	578	262	-54.7%
Cost of Services	802	840	853	3,228	3,410	5.6%
Personnel	48	47	76	192	253	31.8%
Third-Party Services	428	450	439	1,727	1,815	5.1%
Materials	71	76	69	288	280	-2.8%
Rent and Insurance	150	176	176	599	673	12.4%
Anatel Concession Contract	35	20	20	139	96	-30.9%
Other	70	71	72	283	293	3.5%
Selling Expenses	651	663	695	2,544	2,657	4.4%
Personnel	46	24	42	181	167	-7.7%
Third-Party Services	380	395	399	1,536	1,489	-3.1%
Marketing	76	68	76	310	300	-3.2%
Materials	2	1	1	6	3	-50.0%
Rent and Insurance	0	0	(0)	2	1	-50.0%
Other	10	8	14	35	49	40.0%
Provisions for Bad Debts and Receivable write-off	137	167	163	475	649	36.6%
General and Administrative Expenses	274	233	330	1,005	1,047	4.2%
Personnel	73	44	81	272	271	-0.4%
Third-Party Services	167	159	213	603	661	9.6%
Materials	3	2	5	11	12	9.1%
Rent and Insurance	26	22	24	103	91	-11.7%
Other	5	5	7	16	13	-18.8%
Other Operating Expenses (Revenue), Net	242	(100)	148	622	375	-39.7%

Interconnection:

The 3.9% increase in the cost of “interconnection” (+R$32 million), during the quarter, is basically due to increased fixed to mobile traffic (VC-1, VC-2 e VC-3).
The 19.3% increase for the full year is mainly the result of the impact of full billing among the mobile operators, implemented as from July/06 and therefore in effect for only 5.5 months in 2006.

Personnel:

The 73.0% (R$84 million) increase in personnel expenses during the quarter was mainly due to the reversal of provisions made in the 3Q07, which had had a positive impact on the “personnel” expenses for that quarter of R$60 million.

The full year 2007 saw an increase of 7.1% (R$46 million), due to the company’s assumption of previously outsourced services in relation to the Network Management Center (CGR), the operational start-up of SEREDE (a fully-owned subsidiary of TMAR) in August/07.

At the end of 2007, headcount totaled 9,936 (7,098 at the end of 2006). This increase of 2,838 employees was due to hiring done for the new subsidiary - SEREDE (1,160 employees at the end of 2007), and additional staff hired in the 1Q07 as the company assumed the responsibility of network management services.

Cost of SMP Handsets and other COGS (CMV):

There was a reduction of R$13 million during the quarter and of R$316 million in relation to the previous full year, due to the continuing strategy of selling the sim cards alone to the pre-paid segment. As a result of eliminating the subsidy on pre-paid handsets, there has been a substantial reduction in the customer’s acquisition cost  in this segment.

Part of the year-on-year difference relates to the reversal of a provision for obsolete inventory, to the sum of R$55 million, as a result of the fire at the Rio de Janeiro distribution center, the details of which were provided in the 1Q07 report.

Third-Party Services:

These expenses grew by 4.6% during the quarter (R$46 million), due to increased spending on consultancy services and legal counseling in relation to litigation proceedings (+R$10 million and +R$19 million, respectively).  On top of this, there was increased spending on sales commissions (R$8 million) and data processing, which were partially offset by reduced spending on network maintenance.

For the full year 2007, these expenses were up by R$99 million. Contributions to this increase came from the cost of electricity, arising from a tariff adjustment, increased power consumption, due to network expansion (broadband and mobile), increased spending on data processing and “other expenses”, the latter arising, basically, from increasing premium sales to the postpaid segment.

Table 6 – Breakdown of Third-Party Services

	Quarter					Year
Item - R$ Million	4Q06	3Q07	4Q07	QoQ	YoY	2006	2007	YoY
Network Maintenance (COS - Cost of Services)	336	342	335	-2.0%	-0.3%	1,378	1,363	-1.1%
Sales Commissions and Expenses (Selling Exp.)	127	138	146	5.8%	15.0%	528	525	-0.6%
Postage and Collection (Selling Exp.)	89	89	89	0.0%	0.0%	357	356	-0.3%
Electricity (COS / G&A)	83	81	86	6.2%	3.6%	317	340	7.3%
Data Processing (COS / G&A)	55	45	53	17.8%	-3.6%	162	180	11.1%
Call Center Operations (Selling Exp.)	87	111	116	4.5%	33.3%	391	399	2.0%
Consulting and Legal Services (COS / G&A)	71	60	89	48.3%	25.4%	255	256	0.4%
Printing and Clearing (Selling Exp.)	15	16	17	6.3%	13.3%	59	65	10.2%
Others	112	122	120	-1.6%	7.1%	418	480	14.8%
Total	975	1,004	1,050	4.6%	7.7%	3,866	3,965	2.6%

Marketing:

During the quarter, there was an increase of 11.8% (R$8 million), due to more spending on TV coverage. On an annual basis, there was a decline of 3.2% (R$10 million), due to reduced spending on sponsorship and market research, despite the expense of the campaigns to consolidate the “Oi” brand and the sponsorship of the Pan-American Games Rio – 2007 project, during the first half of 2007.

Provisions for Bad Debts:

The Provisions for Bad Debts remained stable in relation to the level of the previous quarter. On an annual basis, however, there was an increase of R$174 million in comparison with 2006, mainly reflecting Oi’s strategy of implementing a more flexible credit policy for lower income users of wireline services.

Other Operating Expenses (Income):
The R$256 million increase in “other operating expenses” during the quarter was mainly due to the fact that this item had been positively affected by certain non-recurrent events during the 3Q07, the details of which were provided in the quarterly report, as follows:

  A R$265 million reversal against labor contingencies, to bring the balance in line with the new assessment of losses in labor claims, based on the historical record of effective payments;
  A supplementary provision of R$96 million for regulatory contingencies, following a more precise assessment of liabilities regarding the failure to comply with contractual commitments, notably those related to the PGMU – General Target Plan for Universal Access.

On an annual basis, there was a R$269 million reduction in “other operating expenses (income)” during 2007, mainly due to the positive non-recurrent events of 3Q07, notably the reversal of the R$265 million labor contingency mentioned above.

3.3) Other Consolidated Result Items

EBITDA:

Table 7 – EBITDA and EBITDA Margin

	Quarter						Year
	4Q06	3Q07	3Q07 Recurring	4Q07	QoQ	YoY	2006	2007	2007 Recurring	YoY

TNL Consolidated
EBITDA (R$ Mn)	1,504	1,908	1,679	1,548	-18.9%	2.9%	6,102	6,501	6,332	6.5%
Margin %	33.8%	43.0%	37.8%	34.5%	-8.5 p.p.	0.7 p.p.	36.2%	37.0%	36.0%	0.8 p.p.
TMAR Consolidated
EBITDA (R$ Mn)	1,513	1,914	1,688	1,557	-18.7%	2.9%	6,150	6,530	6,362	6.2%
Margin %	34.0%	43.1%	38.0%	34.8%	-8.3 p.p.	0.8 p.p.	36.5%	37.2%	36.2%	0.7 p.p.
TMAR Parent Company
EBITDA (R$ Mn)	1,423	1,561	1,344	1,213	-22.3%	-14.8%	5,721	5,385	5,217	-5.9%
Margin %	39.1%	43.4%	37.4%	33.5%	-9.9 p.p.	-5.6 p.p.	40.0%	37.7%	36.5%	-2.3 p.p.
Oi (TNL-PCS)
EBITDA (R$ Mn)	94	353	346	352	-0.3%	274.5%	439	1,154	1,155	162.9%
Margin %	9.2%	33.2%	32.5%	31.8%	-1.4 p.p.	22.6 p.p.	12.3%	27.5%	27.5%	15.2 p.p.

The consolidated EBITDA for the quarter amounted to R$1,548 million (-18.9% vs 3Q07), representing a margin of 34.5%. However, it should be noted that, in comparison with the 3Q07, that quarter benefited from non-recurrent events having a net positive impact of R$229 million, without which the decline would have been just 7.8%. A comparison of the 4Q07 vs 3Q07 recurring EBITDA margins shows a drop of 3.3 p.p..

The consolidated EBITDA and EBITDA margin declined in the 4Q07 basically due to the performance of wireline services, which felt the impact of increased interconnection costs (more fixed-to-mobile traffic), Provisions for Bad Debts (increased sales of fixed lines to lower income customers), spending on customer care (improved standard of service), provision for contingencies (tax and labor) and legal costs.
The consolidated EBITDA of TMAR totaled R$1,557 million (a margin of 34.8%), bringing the total for the year to R$6,530 million. The parent company recorded an EBITDA of R$1,213 million in the 4Q07 (a margin of 33.5%), and accumulated R$5,385 million for the full year (a margin of 37.7%).

At the mobile services company (TNL-PCS), the EBITDA for the quarter was R$352 million, with a margin of 31.8%, which was stable in relation to the previous quarter. The highlight was the accumulated EBITDA for 2007, which reached a total of R$1,154 million, 162.9% higher than that of 2006, with a margin of 27.5% (+15.2 p.p.). In 2007 the mobile segment maintained its steady rate of growth in its customer base, while at the same time broadening its operating margins, mainly through reducing costs to acquire new customers.

The overall consolidated EBITDA for the year 2007 came to R$6,501 million, with a margin of 37.0%, an increase of 6.5% and 0.8 base points, respectively. Taking into consideration the non-recurring adjustments in the year, the margin would have been 36.0%, showing a stabilization of the consolidated EBITDA margin. The highlights were the performances of the data communication services (Oi Velox) and the mobile services (Oi Móvel), which reached EBITDA margin of 27.5% in 2007.

Due to the declaration of IOC – Interest on Capital on December/07 (TNL and TMAR) and the exploitation profit (TMAR), the provision for Income Tax and Social Contribution was positive in the 4Q07, making a considerable contribution to year-end Net Earnings.

Table 8 – Reconciliation of EBITDA, EBIT and Net Earnings

R$ million	4Q06	3Q07	4Q07	2006	2007
EBITDA	1,504	1,908	1,548	6,102	6,501
Depreciation and Amortization	(739)	(658)	(649)	(3,147)	(2,605)
EBIT	765	1,250	898	2,955	3,895
Equity Accounting	49	(1)	203	163	211
Net Financial (Income) Expenses	(254)	(52)	(65)	(1,290)	(424)
Non-operating Expenses	(14)	12	16	(17)	40
Minority Interest	(101)	(139)	(170)	(292)	(487)
Income Tax and Social Contribution	169	(433)	29	(210)	(877)
Net Earnings	613	637	911	1,310	2,358

Net Financial Income (Expenses):

The consolidated net financial expenses for the 4Q07 amounted to R$65 million, an increase of R$13 million in comparison with the 3Q07. On an annual basis, there was a reduction of R$866 million in relation to the figure for 2006, as detailed below:

Table 9 – Net Financial Income (Expenses)

	Quarter			Year
R$ Million	4Q06	3Q07	4Q07	2006	2007
Financial Income	210	213	321	733	960
Interest on financial investments	95	102	135	362	443
Other financial income	115	111	185	370	517
Financial Expenses	(464)	(264)	(386)	(2,022)	(1,384)
Interest on loans and financing	(170)	(154)	(166)	(732)	(651)
Foreign exchange effect on loans and financing	(62)	(50)	(29)	(400)	(156)
Monetary and Exchange Variations	63	48	72	344	440
Currency Swap Results	(125)	(98)	(101)	(744)	(596)
Other Financial Expenses	(231)	(61)	(192)	(890)	(577)
Banking Fees (including CPMF)	(59)	(50)	(40)	(232)	(217)
Interest on rescheduled taxes (Refis)	(15)	(13)	(13)	(72)	(55)
Monetary restatement of provisions for contingencies	(139)	95	(40)	(350)	(81)
IOF, PIS and Cofins taxes on financial income	(1)	(1)	(59)	(67)	(63)
Others	(17)	(91)	(40)	(169)	(161)
Net Financial Income (Expenses)	(254)	(52)	(65)	(1,290)	(424)

The consolidated financial income was R$108 million higher than 3Q07, due to a higher average cash balance during the period and the recording of monetary correction on judicial deposits against labor and civil litigation (R$80 million). There was a 31.0% increase for the full year, due to the higher average volume of short-term investments in the financial market, together with the increases due to the monetary correction of judicial deposits and to financial discounts.

The financial expenses amounted to R$386 million in the 4Q07 and R$1,384 million for the full year 2007, an increase of R$122 million in the quarter and a reduction of R$638 million in relation to the previous year, detailed as follows:

  Interest on loans and financing, with expenses during the quarter of R$166 million, was R$12 million higher than in the 3Q07, basically due to the greater average debt volume resulting from the raising of new funding. The expenses for the full year amounted to R$651 million, a reduction of R$81 million in relation to 2006, largely a reflection of falling interest rates during the period.
  Foreign exchange impact on loans and financing saw a reduction of R$21 million in the expenses over the quarter, and amounted R$29 million expenses, resulting from:

  (a) a net gain of R$72 million, derived from a foreign exchange gain on the company’s debt of R$74 million, which was partially offset by the appreciation of the real against the US dollar and monetary variation expenses, amounting to R$2 million;

  (b) Net hedging costs of R$101 million, represented by expenses of R$38 million from foreign exchange variations and of R$63 million in interests based on the CDI (Interbank Deposit Certificate) rate.

The net foreign exchange impact on loans and financing for the full year was an expense of R$156 million, R$244 million lower than in 2006, due to less debt being denominated in foreign currency.

Other financial expenses for the quarter totaled R$192 million, an increase of R$131 million from 3Q07, largely due to the recording of the reversal of monetary correction on the provision for labor contingencies, in the 3Q07, to the sum of R$143 million, as well as R$59 million from PIS and COFINS taxes on the declaration of ISE during the quarter, partially offset by a reduction of R$51 million in “other items”.

The reduction of R$313 million for the full year is largely due to lower monetary correction on contingencies (R$269 million), affected by the R$143 million reversal of monetary correction on the provision for labor contingencies, in the 3Q07, and the lower level of monetary contingencies correction recorded during the period.

Depreciation/Amortization:

Depreciation and amortization totaled R$649 million in the 4Q07 (-1.4% vs 3Q07) and R$2,605 million for the full year (-17.2% vs 2006). The decline during the year, notably in the area of fixed telephony, reflects the full depreciation of capital expenditure carried out in relation to the Plan to Advance the Meeting of Regulatory Targets (2000/2001). It should be noted that the depreciation of fixed telephony assets during the year was approximately of R$450/460 million per quarter.

Table 10 – Depreciation and Amortization

	Quarter					Year
R$ million	4Q06	3Q07	4Q07	QoQ	YoY	2006	2007	Chg. %
Fixed Line / TNL	566	467	474	1.5%	-16.3%	2,485	1,879	-24.4%
Depreciation	548	449	455	1.3%	-17.0%	2,413	1,806	-25.2%
Amortization of Goodwill	18	18	19	5.6%	5.6%	72	73	1.4%
Mobile Business	174	191	176	-7.9%	1.1%	663	726	9.5%
Depreciation	136	141	137	-2.8%	0.7%	511	561	9.8%
License/Deferred Amortization	38	50	39	-22.0%	2.6%	152	165	8.6%
Total	739	658	649	-1.4%	-12.2%	3,147	2,605	-17.2%

Net Earnings:

The consolidated net earnings for the quarter amounted to R$911 million (R$2.39 per share and US$1.34/ADR), an increase of 43.0% over the 3Q07, while the full year total was R$2,358 million (+80.0% vs. 2006). The main factors supporting this growth were: higher EBITDA (R$399 million), lower depreciation and amortization (R$542 million) and net financial expenses (R$866 million). These were partially offset by higher income tax/social contribution expenses (R$667 million).

The net earnings of the parent company, TMAR, amounted to R$939 million for the quarter (+21.6%) and R$2,692 million for the full year (+66.7%).

Oi (TNL PCS) achieved net earnings of R$216 million for the quarter (+134.8%) and R$456 million for the full year (+230.4%).

Table 11 – Net earnings

	Quarter					Year
	4Q06	3Q07	4Q07	QoQ	YoY	2006	2007	YoY

TNL Consolidated
Net Earnings (R$ Mn)	613	637	911	43.0%	48.6%	1,310	2,358	80.0%
Net Margin	13.8%	14.3%	20.3%	6.0 p.p.	6.5 p.p.	7.8%	13.4%	5.6 p.p.
Earnings per Share (R$)	1.605	1.666	2.385	43.2%	48.6%	3.428	6.172	80.0%
Earnings per ADR (US$)	0.746	0.815	1.336	63.9%	79.1%	1.575	3.170	101.3%
TMAR Consolidated
Net Earnings (R$ Mn)	558	772	939	21.6%	68.3%	1,615	2,692	66.7%
Net Margin	12.6%	17.4%	21.0%	3.6 p.p.	8.4 p.p.	9.6%	15.3%	5.7 p.p.
Earnings per Share (R$)	2.339	3.234	3.934	21.6%	68.2%	6.766	11.281	66.7%
Oi (TNL-PCS)
Net Earnings (R$ Mn)	211	92	216	134.8%	2.4%	138	456	230.4%
Net Margin	20.7%	8.7%	19.5%	10.8 p.p.	-1.2 p.p.	3.9%	10.9%	7.0 p.p.

4) Debt, Capex and Cash Flow

4.1) Debt

The consolidated net debt was reduced by R$445 million during the quarter and by R$2,202 million during the full financial year, closing 2007 at R$2,681 million (41.2% of the EBITDA for the year).

Of the company’s total gross debt (R$9,390 million), 8.38% is exposed to local currency variations against the US dollar and the yen. The average cost of the debt accumulated during the year, net of the impact of currency hedging, was 92.5% of the CDI rate.

Table 12 - Debt (at the end of the period)

R$ million	Dec/06	Mar/07	Jun/07	Sep/07	Dec/07	% Gross Debt
Short Term	2,092	1,849	1,873	1,713	2,036	21.7%
Long Term	7,478	6,958	6,603	7,670	7,354	78.3%
Total Debt	9,570	8,807	8,476	9,382	9,390	100.0%
In Local Currency	4,733	4,500	4,404	5,164	5,248	55.9%
In Foreign Currency	3,377	2,965	2,628	2,943	2,826	30.1%
Swaps	1,460	1,342	1,444	1,275	1,316	14.0%
(-) Cash and ST investments	(4,687)	(4,563)	(4,470)	(6,257)	(6,710)	71.5%
(=) Net Debt	4,883	4,245	4,006	3,126	2,681	28.6%

During the quarter, TMAR raised R$20 million, R$11 million of which was from a private issue of debentures (remunerated according to the IPCA inflation index + 0.5% p.a.), with a view to financing the expansion of wireless services in various locations within the state of Minas Gerais ("Projeto Minas Comunica").

In the previous quarter, Oi (TNL PCS) closed a financing contract with the BNDES (Brazilian Development Bank) for R$467 million and drew down R$290 million (average cost of the TJLP + 4.50% p.a.) in order to finance the expansion and technological upgrading of Oi’s mobile telecommunications network, scheduled for the period 2006 to 2008. During the quarter, Oi drew down another R$150 million against this facility.

The scheduled maturity of the company’s gross debt is reasonably well distributed over the next few years, without any concentration of payments. The existing cash balance (R$6,710 million) is sufficient to cover 98% of the debt coming due up to 2011.

Table 13 - Schedule for Amortization of the Gross Debt

(R$ million)	2008	2009	2010	2011	2012	2013 onwards	Total
Gross Debt amortization	2,036	1,386	1,063	2,384	641	1,879	9,390

4.2) Capital Expenditure

The consolidated capital expenditure during the quarter amounted to R$1,026 million, of which R$689 million (67.2%) was allocated to wireline telephony and R$337 million (32.8%) went into wireless telephony. The total investment represented a 79.4% increase from 3Q07, due to greater expansion in both the fixed and mobile areas:

  R$219 million was invested in wireline telephony, mostly to expand the network and data communication infrastructure, with a view to increase the transmission capacity and the broadband platform (Oi Velox);
  An extra R$235 million was invested in wireless telephony during the quarter, of which R$131 million relates to the acquisition of the right to operate in the state of São Paulo (2G license) and to increase the frequency range in certain states in which Oi already operates.

The capital expenditure over the full year amounted to R$2,328 million, practically the same level as in the previous year (R$2,307 million).

Table 14 – Capital Expenditure

	Quarter					Year
R$ million	4Q06	3Q07	4Q07	QoQ	YoY	2006	2007	YoY
Wireline	519	470	689	46.6%	32.8%	1,639	1,761	7.4%
Growth & Quality	166	131	188	43.5%	13.3%	593	516	-13.0%
Data / Communic. Systems / Other	353	339	501	47.8%	41.9%	1,046	1,244	18.9%
Wireless	245	102	337	230.4%	37.6%	668	568	-15.0%
TOTAL	764	572	1,026	79.4%	34.3%	2,307	2,328	0.9%

4.3) Cash Flow

The free cash flow, net of investment, came to R$629 million for the quarter and totalled R$3,330 million for the full year 2007, which was stable in relation to the figure for 2006 (R$3,250 million).
However, on a quarterly basis, free cash flow declined due to the following factors:

(i) a payment of R$260 million to the Fundação Atlântico in October, in order to reconcile the foundation’s financial statements to the new actuarial premises, as explained in the 3Q07 quarterly report (page 18).

(ii) a payment of R$128 million for the 2G licenses.

The increase in operational cash flow during the year (+R$368 million) was largely offset by higher investments (+R$289 million). On the other hand, it should be remembered that, in April/07, the sum of R$234.9 million was paid as a fee for the renewal of the concessions to provide wireline services (STFC). This fee is payable every two years.

Table 15 – Cash Flow

	Quarter			Year
R$ million	4Q06	3TQ7	4Q07	2006	2007
(i) Cash Flow from operating activities	1,721.1	1,703.7	1,892.5	5,590.6	5,958.9
Net income for the period	613.3	636.8	911.5	1,310.0	2,358.5
Minority interest in results of operations	100.9	139.5	169.7	291.9	486.6
Adjustments to reconcile net income to net cash:	1,417.5	696.4	1,055.6	5,421.9	3,835.2
Interest and monetary variation on loans and financing	228.2	194.9	183.9	1,104.8	721.5
Depreciation/Amortization	739.5	658.0	649.5	3,147.2	2,605.3
Contingency Provisions	415.8	(180.5)	189.5	1,052.2	416.3
Other	34.0	24.0	32.8	117.7	92.0
Change in Working Capital	(410.5)	231.1	(244.3)	(1,433.1)	(721.3)
(ii) Cash flow from investing activities	(814.0)	(627.8)	(1,263.2)	(2,340.3)	(2,629.0)
Cash Flow after investing activities	907.2	1,076.0	629.3	3,250.4	3,329.9
(iii) Cash flow from financing activities	427.3	711.4	(176.1)	(1,389.3)	(901.2)
Cash Flow after financing activities	1,334.4	1,787.3	453.3	1,861.0	2,428.8
Payment of Dividends and Interest on Capital	(4.7)	(0.4)	(0.3)	(944.9)	(406.3)
Increase (decrease) in cash and banks	1,329.7	1,787.0	453.0	916.1	2,022.4
Cash and banks at the beginning of the period	3,357.5	4,469.7	6,256.7	3,771.2	4,687.2
Cash and banks at the end of the period	4,687.2	6,256.7	6,709.7	4,687.2	6,709.7

5) Outlook for 2008

In fixed line segment, Oi will continue with its strategy of offering alternative plans to preserve its customer base and, at the same time, increase the revenue (ARPU) generated from these clients. The offer of those plans is intended to defend the traditional services revenues, specially voice traffic.

In the area of broadband, we continue to expect growth in the market, driven by the growing demand for PCs and household internet access, as well as by the expansion of our Oi Velox urban coverage, in both density and number of centers served. By December/08, we plan to be offering Oi Velox services in more than 450 town and cities (up from 286 in December/07).

In the wireless segment, the introduction of third generation plans (3G), planned for the second half of the year, and number portability should ensure an intense competitive environment. Nevertheless, we expect to see more moderate growth in the mobile market this year (between 10% and 15%).

In this scenario, in operational terms, it is possible that in 2008 Oi will still register reduction in the number of fixed lines in service - “Oi Fixo”, closing the year with around 14.0 million lines in service. “Oi Velox” will continue to record strong growth rates, closing the year with about 2.1 million access points. “Oi Móvel” will see a slower expansion of its subscriber base than in 2007, possibly reaching 18.0 million at the end of December/08 in Region I. In this region, we will retain our strategy, focused on offering “Oi Conta Total” convergent plans to the post-paid segment while continuing to sell the sim-card alone to the pre-paid segment and to keep down the cost of acquiring new customers.

It is expected to have a substantial increase in the consolidated capital expenditures during 2008, which should come to around R$4.0 billion, allocating 51% to the wireline segment and 49% to wireless segment, as follows:

(i) CAPEX directed at the present operational activities should be similar to the level of investment in 2007: ~ 55%;

(ii) Implementation of number portability (fixed and mobile): ~ 12%;

(iii) Development and implementation of 3G platforms in Region I and 2G/3G throughout the state of São Paulo will require the additional investment (including the cost of the licenses – R$867 million): ~ 33%.

The total of R$4.0 billion, does not include the acquisition costs of company takeovers that have already been announced, as these are still subject to approval by the relevant government authorities.
The capital expenditure and acquisitions, are all part of the company’s long-term strategy, the expected returns on which will be evident over the medium to long term.

6) Recent Events

6.1) Cancellation of treasury stock - TMAR

At an EGM held on January 4, 2008, approval was granted for the cancellation of 2,928,905  class “A” preferred shares, 1,100 class “B” preferred shares and 123,873 common shares, issued by the company and held in treasury.

6.2) Alteration of article 6 of TMAR’s by-laws

At the abovementioned EGM of January 4, 2008, approval was also given for alteration of the text of article 6 of TMAR’s By-Laws, as a result of the cancellation of the treasury stock and the conversion of class “A” preferred shares (PNA) into class ”B” preferred shares (PNB).

A free translation of the aforementioned article would now read as follows: “The company’s subscribed share capital amounts to R$7,425,505,769.63 (seven billion, four hundred and twenty-five million, five hundred and five thousand, seven hundred and sixty nine reais and sixty-three cents), of which R$7,418,989,192.97 (seven billion, four hundred and eighteen million, nine hundred and eighty-nine thousand, one hundred and ninety-two reais and ninety-seven cents) is fully paid, divided among 238,614,355 (two hundred and thirty-eight million, six hundred and fourteen thousand, three hundred and fifty-five) shares, of which 107,063,093 (one hundred and seven million, sixty-three thousand and ninety-three) are common shares, 130,487,295 (one hundred and thirty million, four hundred and eighty-seven thousand, two hundred and ninety-five) are Class “A” preferred shares and 1,063,967 (one million, sixty-three thousand, nine hundred and sixty-seven) are Class “B” preferred share, all of which are nominative and with no par value.”

6.3) Share buyback program - TMAR

At an extraordinary meeting of the Board of Directors, held on January 7, 2008, approval was given for a new program for the acquisition of TMAR shares, to be held in treasury for subsequent cancellation. The proposal estimates to purchase up to 10% of the outstanding shares of each category, representing a limit of 283,522 common shares, 2,615,835 class “A” preferred shares and 106,396 class “B” preferred shares. The time period for the acquisition of such shares is 365 days, from the date of the aforesaid meeting, ending January 6, 2009.

Shares TMAR	Capital	Treasury	Controlling Shares	Free-Float
Common	107,063,093	0	104,227,873	2,835,220
Preferred (A)	130,487,295	223,500	104,328,943	25,934,852
Preferred (B)	1,063,967	0	6	1,063,961
Total	238,614,355	223,500	208,556,822	29,834,033

Shareholder structure as of January 31, 2008

6.4) Dividends and interest on Capital

TMAR – R$1,090,029 million

a) In December 2007, TMAR’s Board authorized the appropriation of Interest on Capital (IOC), ascribed to the compulsory dividend for the fiscal year 2007, to the sum of R$760,944,534.49, equivalent to the following amounts per share:

(i) on common stock (TMAR3), IOC at the gross amount of R$3.0237 per share (net amount of R$2.5701 per share), adding to a total of R$323,726,674.30;
(ii) on class “A” preferred stock (TMAR5), IOC at the gross amount of R$3.3260 per share (net amount of R$2.8271 per share), adding to a total of R$434,000,743.17;
(iii) on class “B” preferred stock (TMAR6), IOC at the gross amount of R$3.0237 per share (net amount of R$2.5701 per share), adding to a total of R$3,217,117.02.

The shares have been trading “ex-IOC” at the Bovespa (São Paulo Stock Exchange) since December 18, 2007, based on the closing shareholder position as of December 17, 2007.

b) Furthermore, the Board of Directors of Telemar Norte Leste (TMAR) will put before the Ordinary General Meeting of the shareholders, to be called in April, the proposal to pay out R$329,084,755.95 as dividends for the fiscal year 2007. The gross amounts proposed per share category are: common stock = R$1.3122; class “A” preferred stock = R$1.4434; and class “B” preferred stock = R$0.5418. The shares will be traded “ex-dividend” as from April 8, 2008, based on the closing shareholder position as of April 7, 2008.

The payment date for both IOC and dividend will be determined in accordance with the deliberations of the company’s responsible bodies, under a proposal to be approved by April 30, 2008.

TNLP – R$671 million

a) The Board of TNL also authorized in December the appropriation of Interest on Capital (IOC), ascribed to the compulsory dividend for the fiscal year 2007, in this case to the sum of R$591,447,967.26. The holders of common stock (TNLP3) and preferred stock (TNLP4) will all receive the amount of R$1.5478 per share, gross; or R$1.3156 per share, net. The shares have been trading “ex-IOC” at the Bovespa (São Paulo Stock Exchange) since December 18, 2007, based on the closing shareholder position as of December 17, 2007.

b) The Board of TNL will also put before the Ordinary General Meeting of the shareholders, to be called in April, the proposal to, in this case, pay out R$80,016,283.98 as dividends for the fiscal year 2007, with the holder of each common or preferred share receiving the amount of R$0.2094 per share.

The payment date for both IOC and dividend will be determined in accordance with the deliberations of the company’s responsible bodies, under a proposal to be approved by April 30, 2008.

6.5) Acquisition of frequencies for 3G services

In December 2007, Oi (TNL PCS) was declared the winning bidder of five lots at an auction of 36 lots comprising frequencies for the operation of third generation (3G) services, organized by Anatel. Oi’s lots cover the 16 states of Region 1, in which the company already operates, and the whole of the state of São Paulo, with the exception of the area around the city of Franca. The amounts paid per lot are shown in the table below:

Lot	State/Region	Frequency Band	Bid (R$ million)	Premium (%)
I	RJ, ES, BA, SE	F (30 MHz)	467.90	90.59
III/IV	SP capital city / Northern Region	I (20 MHz)	187.50	67.66
V/VI	rest of SP state/Northeastern Region	I (20 MHz)	144.41	67.96
VII	57 municipalities in MG (Minas Triangle)	I (20 MHz)	24.39	117.87
X	Rest of MG	I (20 MHz)	42.82	52.62
Total			867.02	79.67

With the acquisition of these 3G licenses, Oi has reinforced its strategy of convergence within its operating region and gained entry to the state of São Paulo with a range of services that will meet the requirements of all the consumer segments - the company also recently (September/07) acquired the frequencies to operate 2G services within that state.

The payment terms offered by ANATEL provide for a 10% down payment upon the signing of the contract to occur in the 1Q08, a three-year grace period and the balance to be paid in 6 equal installments (15% each), monetarily corrected according to the IST of 1% per month.

6.6) Acquisition of Oi Paggo

In December 2007, TNL PCS S.A. bought, at a cost of R$75 million, all the shares issued by the company Paggo Empreendimentos S.A., a holding company owning 100% of the share capital of the subsidiaries Paggo Acquirer Gestão de Meios de Pagamentos Ltda and Paggo Administradora de Crédito Ltda.

Paggo was the pioneering developer of the “Paggo system of credit and payments”, which enabled mobile phones to be used as a means of paying for goods and services, and allowed Oi to provide a whole range of new services to complement those of wireless telephony. This acquisition is in line with the company’s strategic objective of diversifying its business, based on the possibility of developing synergies, while at the same time providing a mechanism for developing customer loyalty and attracting new customers.

6.7) Acquisition of Tele Norte Celular Participações S.A. (TNCP)

In December 2007, Telemar Norte Leste S.A. signed a contract to acquire 1,292,679 common shares and 3,716 preferred shares issued by Tele Norte Celular Participações S.A. (TNCP), representing 51.86% of the common stock, 0.09% of the preferred stock and 19.34% of the total shares issued by TNCP that Telpart Participações S.A. (“Telpart”) which had committed to selling and would transfer to Vivo Participações.

This contract is to be submitted for approval at a General Meeting of TMAR’s shareholders. The effective transfer of the shares to TMAR is subject, moreover, to the implementation of certain conditions specified in the contract, including the need for ANATEL approval.

The purchase price of the shares is R$ 120,009,893.00, corrected monetarily according the average daily CDI rate, as of August 2, 2007, are the same terms offered to Telpart by Vivo. This amount corresponds to a price of R$92.74 per common share in TNCP, implying a price of R$141.80 per common share issued by the subsidiary Amazônia Celular.

Following the effective transfer of the shares, TMAR intends to maintain a Public Offering for the voluntary purchase of outstanding preferred shares owned by the non-controlling shareholders of TNCP and Amazônia Celular, at the suggested prices of R$33.00 per share and R$25.55 per share, respectively, as well as the corresponding compulsory Public Offerings (tag along) to the minority holders of common shares, at the following prices: TNCP – R$74.19 per share and Amazônia Celular – R$113.44 per share, both corrected monetarily according to the average daily CDI rate.

6.8) TMAR – wage agreement 2007/2008

In December 2007, the company concluded the latest collective wage agreements with the labor unions in each of the states in which it operates, which will be in effect for the full 2008. As in previous agreements, the wage adjustments are differentiated by wage band, as follows:

(i) those with a nominal salary in November 2007 of up to R$6,000.00 were given an increase of 5.0%;

(ii) those with a nominal salary in November 2007 of more than R$6,000.01 receive no increase.

6.9) Changes in Anatels’ regulation

New Anatel regulations governing mobile (SMP) services came into effect on February 13, 2008.

Among the changes introduced by the new regulations, certain guarantees provided to customers, listed below, could have a material impact on future results:

1) the reimbursement in double of amounts unduly charged to (and paid by) customers, plus interest;

2) calls made more than 60 days previously may only be billed after such charge has been successfully negotiated with the customer;

3) customers in default may request the suspension of services for a period of 30 to 120 days, once a year, without incurring additional charges;

4) if a customer receives a call under the conditions of the roaming service, the revenue for the inter-city routing will now be due to the mobile (SMP) service provider, and no longer to the fixed (STFC) long distance service provider;

5) the prohibition of a waiting period when switching from one service plan to another;

6) the obligation to provide pre-paid cards with a validity of 180 days or more, in addition to the 90 day cards;

7) the service providers is allowed to offer pecuniary benefits when purchasing a handset and, through a contractual instrument quite distinct from the service contract, make those benefits conditional the customer remaining within the subscriber base for a period of up to 12 months;

8) the possibility of adding new pre-paid credits to the already existing ones, even if their validity has expired, with the latest validity date applying to all the credits (it should be pointed out that the revalidation of expired credits is a procedure that Oi has always adopted);

9) the provision of customer care outlets is to be determined by micro-region, with a minimum number of outlets in relation to the number of inhabitants, based on a timetable set out in the new regulations;

10) the full interruption of services will now be for 45 days, and will occur 30 days after the partial interruption, rather than the previous 15 days;

11) the total tolerance period before rescission of the contract is now 90 days after the due date of the bill, as long as the other periods are not altered.

7) Agenda of Events in 2008 – Provisional Dates*

Quartely Reporting
February, 28	Press Release 4Q07
February, 29	Conference Call
May, 2	Press Release 1Q08
May, 5	Conference Call
July, 31	Press Release 2Q08
August, 01	Conference Call
October, 30	Press Release 3Q08
October, 31	Conference Call

Conferences with Investors
Date	Place	Sponsor
March, 10 to 14	Costa do Sauípe, Bahia	Merrill Lynch
March, 26 to 28	NY	Citigroup
April, 10 to 12	SP	Morgan Stanley
May, 14 to 16	Flórida, USA	UBS
June, 3 to 5	Laguna, USA	Merrill Lynch
Agosto	SP	Santander
Setembro	NY	Deutsche Bank
Setembro	Londres	Morgan Stanley
Setembro	NY	JP Morgan
Novembro	Oi Day – NY	Oi
Novembro	Madrid	Latibex
Dezembro	NY	UBS
APIMEC
2nd Half of the Year	RJ, SP, South, DF, BH and NE

* to be confirmed nearer the date.

8) Financial Statements

8.1) Tele Norte Leste Participações - TNLP Consolidated

R$ million
Income Statement	4Q07	3Q07	4Q07	2006	2007
Wireline Services Revenues	5,362.0	5,181.5	5,180.3	20,757.9	20,716.8
Local Services	3,061.3	2,902.3	2,904.5	11,898.8	11,653.4
Subscription Charges	1,691.4	1,784.3	1,753.6	6,660.9	6,979.9
Local Traffic	625.5	408.0	398.1	2,477.4	1,796.7
Installation Fees	23.9	25.7	21.7	69.2	93.6
Collect Calls	5.4	1.9	1.7	34.9	11.5
Other Local Revenues	0.1	0.1	0.1	6.5	0.5
Fixed-to-Mobile (VC1)	715.1	682.3	729.4	2,650.0	2,771.2
Long Distance	943.5	886.8	887.6	3,702.9	3,587.1
Intra-State	434.4	404.5	396.3	1,748.8	1,630.2
Inter-State	121.0	108.8	106.6	502.3	436.4
Inter-Regional	167.3	155.1	150.6	670.1	628.6
International	20.6	17.5	17.7	78.6	75.8
Fixed-to-Mobile (VC2 and VC3)	200.3	201.0	216.4	703.1	816.2
Advanced Voice	59.0	49.5	53.0	234.2	223.1
Public Telephones	266.9	289.1	232.8	1,117.1	1,105.7
Additional Services	153.2	167.3	172.5	575.5	643.5
Network Usage Remuneration	205.2	155.4	151.0	715.2	602.8
Data Transmission Services	672.6	729.9	759.4	2,512.8	2,879.3
ADSL (Velox)	259.6	285.4	294.7	915.4	1,120.7
Leased Lines (EILD)	135.8	135.3	135.8	521.0	525.8
Leased Lines (SLDD/SLDA)	66.6	60.2	58.7	279.7	244.4
IP Services	61.5	82.5	82.8	229.2	330.9
Packet switch and frame relay	66.5	74.2	78.1	263.9	286.1
Other Data Services	82.5	92.3	109.2	303.5	371.3
Other Wireline Services	0.4	1.0	19.5	1.4	21.9
Wireless Services Revenues	1,037.1	1,156.2	1,262.2	3,474.3	4,436.4
Subscription Charges	186.7	241.1	270.3	746.4	937.3
Outgoing Calls	419.8	415.5	479.5	1,403.0	1,657.9
Domestic/International Roaming	29.6	27.8	29.5	119.8	113.3
Network Usage Remuneration	263.0	309.3	319.2	609.6	1,153.6
Data / Value Added Services	70.5	97.9	105.3	276.8	335.4
Handset Sales	67.5	64.6	58.4	318.8	239.1
Gross Operating Revenue	6,399.0	6,337.8	6,442.5	24,232.2	25,153.2
Taxes and Deductions	(1,955.1)	(1,900.4)	(1,958.4)	(7,360.4)	(7,568.9)
Net Operating Revenue	4,443.9	4,437.3	4,484.1	16,871.8	17,584.3
Operating Expenses	(2,939.9)	(2,529.4)	(2,936.4)	(10,769.8)	(11,083.7)
Cost of Services	(802.2)	(839.8)	(852.6)	(3,227.6)	(3,410.0)
Cost of Goods Sold	(188.8)	(75.4)	(61.7)	(578.4)	(262.1)
Interconnection Costs	(781.6)	(818.1)	(849.6)	(2,792.3)	(3,331.7)
Selling Expenses	(651.4)	(663.4)	(695.0)	(2,544.3)	(2,657.4)
General and Administrative Expenses	(273.8)	(232.9)	(329.6)	(1,004.8)	(1,047.3)
Other Operating (Expenses) Revenue, net	(242.1)	100.1	(147.9)	(622.3)	(375.2)
EBITDA	1,504.0	1,908.0	1,547.6	6,102.1	6,500.6
Margin %	33.8%	43.0%	34.5%	36.2%	37.0%
Depreciation and Amortization	(739.5)	(658.0)	(649.4)	(3,147.1)	(2,605.2)
EBIT	764.5	1,250.0	898.2	2,955.0	3,895.4
Equity Accounting	48.7	(1.3)	203.2	163.3	211.5
Financial Expenses	(464.3)	(264.4)	(385.9)	(2,022.3)	(1,384.4)
Financial Income	210.5	212.9	320.7	732.7	960.3
Non-operating (Expenses) Revenue	(14.0)	12.4	15.6	(16.7)	39.6
Income Before Tax and Social Contribution	545.5	1,209.5	1,051.8	1,811.9	3,722.4
Income Tax and Social Contribution	168.6	(433.3)	29.4	(210.0)	(877.3)
Minority Interest	(100.9)	(139.5)	(169.7)	(291.9)	(486.6)
Net Income	613.3	636.7	911.5	1,310.0	2,358.5
Margin %	13.8%	14.3%	20.3%	7.8%	13.4%

Outstanding Shares - Thousand (exc.-treasury)	382,122	382,122	382,122	382,122	382,122
Income per share (R$)	1.605	1.666	2.385	3.428	6.172
Income per ADR (US$)	0.746	0.815	1.336	1.575	3.170

 8.1) Tele Norte Leste Participações – TNLP Consolidated  (Continued)

R$ million
Balance Sheet	12/31/06	9/30/07	12/31/07
TOTAL ASSETS	27,590	28,843	30,253
Current	10,374	12,205	12,724
Cash and Short-Term Inv.	4,687	6,246	6,690
Accounts Receivable	3,804	3,503	3,286
Recoverable Taxes	1,170	1,761	2,113
Inventories	171	133	124
Other Current Assets	542	561	511
Non-Current Assets	17,216	16,638	17,529
Long Term	3,707	3,738	4,028
Recoverable and Deferred Taxes	2,135	2,111	2,231
Other	1,572	1,627	1,797
Permanent	13,508	12,900	13,500
Investments	97	40	188
Property Plant and Equipment	11,733	11,295	11,529
Intagible Assets	1,309	1,229	1,453
Deferred Assets	369	337	330

Balance Sheet	12/31/06	9/30/07	12/31/07
TOTAL LIABILITIES	27,590	28,843	30,253
Current	5,886	5,564	6,892
Suppliers	1,971	1,782	2,051
Loans and Financing	2,092	1,713	2,036
Payroll and Related Accruals	138	189	198
Payable Taxes	960	1,620	1,527
Dividends Payable	554	151	917
Other Accounts Payable	170	110	164
Non-Current Liabilities	10,589	10,396	10,205
Long Term	10,576	10,388	10,198
Loans and Financing	7,478	7,670	7,354
Payable and Deferred Taxes	835	778	762
Contingency Provisions	2,154	1,825	1,947
Other Accounts Payable	109	115	135
Unrealized Earnings	13	8	7
Minority Interest	2,156	2,476	2,490
Shareholders' Equity	8,959	10,406	10,665

8.2) Telemar Norte Leste - TMAR Consolidated

R$ million
Income Statement	4Q06	3Q07	4Q07	2006	2007
Wireline Services Revenues	5,362.0	5,181.5	5,165.4	20,757.9	20,701.9
Local Services	3,061.3	2,902.3	2,904.5	11,898.8	11,653.4
Subscription Charges	1,691.4	1,784.3	1,753.6	6,660.9	6,979.9
Local Traffic	625.5	408.0	398.1	2,477.4	1,796.7
Installation Fees	23.9	25.7	21.7	69.2	93.6
Collect Calls	5.4	1.9	1.7	34.9	11.5
Other Local Revenues	0.1	0.1	0.1	6.5	0.5
Fixed-to-Mobile (VC1)	715.1	682.3	729.4	2,650.0	2,771.2
Long Distance	943.5	886.8	887.6	3,702.9	3,587.1
Intra-State	434.4	404.5	396.3	1,748.8	1,630.2
Inter-State	121.0	108.8	106.6	502.3	436.4
Inter-Regional	167.3	155.1	150.6	670.1	628.6
International	20.6	17.5	17.7	78.6	75.8
Fixed-to-Mobile (VC2 and VC3)	200.3	201.0	216.4	703.1	816.2
Advanced Voice	59.0	49.5	53.0	234.2	223.1
Public Telephones	266.9	289.1	232.8	1,117.1	1,105.7
Additional Services	153.2	167.3	172.5	575.5	643.5
Network Usage Remuneration	205.2	155.4	151.0	715.2	602.8
Data Transmission Services	672.6	729.9	760.0	2,512.8	2,879.9
Other	0.4	1.0	4.0	1.4	6.4
Wireless Services Revenues	1,037.1	1,156.2	1,262.2	3,474.3	4,436.4
Subscription Charges	186.7	241.1	270.3	746.4	937.3
Outgoing Calls	419.8	415.5	479.5	1,403.0	1,657.9
Domestic/International Roaming	29.6	27.8	29.5	119.8	113.3
Network Usage Remuneration	263.0	309.3	319.2	609.6	1,153.6
Data / Value Added Services	70.5	97.9	105.3	276.8	335.4
Handset Sales	67.5	64.6	58.4	318.8	239.1
Gross Operating Revenue	6,399.0	6,337.8	6,427.6	24,232.2	25,138.3
Taxes and Deductions	(1,955.1)	(1,900.4)	(1,955.8)	(7,360.4)	(7,566.3)
Net Operating Revenue	4,443.9	4,437.3	4,471.8	16,871.8	17,572.1
Operating Expenses	(2,931.1)	(2,523.8)	(2,915.2)	(10,721.4)	(11,041.9)
Cost of Services Provided	(802.1)	(840.5)	(845.3)	(3,227.5)	(3,402.6)
Cost of Goods Sold	(188.8)	(75.4)	(61.7)	(578.4)	(262.1)
Interconnection Costs	(781.6)	(818.1)	(849.6)	(2,792.3)	(3,331.7)
Selling Expenses	(650.5)	(664.0)	(694.2)	(2,540.8)	(2,655.2)
General and Administrative Expenses	(258.3)	(225.5)	(321.5)	(959.3)	(1,018.9)
Other Operting (Expenses) Revenue, net	(249.7)	99.7	(142.8)	(623.1)	(371.4)
EBITDA	1,512.8	1,913.5	1,556.6	6,150.5	6,530.1
Margin %	34.0%	43.1%	34.8%	36.5%	37.2%
Depreciation and Amortization	(754.5)	(672.6)	(661.8)	(3,205.4)	(2,662.4)
EBIT	758.4	1,240.9	894.8	2,945.1	3,867.8
Equity Accounting	(0.2)	(0.5)	14.0	(0.8)	10.7
Financial Expenses	(441.9)	(241.0)	(300.1)	(1,747.2)	(1,216.3)
Financial Income	189.8	205.2	308.2	644.6	919.6
Non-operating (Expenses) Revenue	(8.1)	3.7	15.5	(10.1)	30.8
Income Before Tax and Social Contribution	497.9	1,208.3	932.5	1,831.5	3,612.6
Income Tax and Social Contribution	60.2	(436.7)	6.1	(217.0)	(920.8)
Net Income	558.0	771.6	938.6	1,614.5	2,691.8
Margin %	12.6%	17.4%	21.0%	9.6%	15.3%

Outstanding Shares Thousand (exc.-treasury)	238,614	238,614	238,614	238,614	238,614
Income per share (R$)	2.339	3.234	3.934	6.766	11.281

8.2) Telemar Norte Leste - TMAR Consolidated (Continued)

R$ million
Balance Sheet	12/31/06	9/30/07	12/31/07
TOTAL ASSETS	26,417	27,860	29,222
Current	9,328	11,221	11,706
Cash and Short-Term Inv.	3,999	5,637	6,080
Accounts Receivable	3,808	3,500	3,278
Recoverable and Deferred Taxes	814	1,408	1,731
Inventories	171	133	123
Other Current Assets	536	543	495

Non-Current Assets	17,089	16,639	17,515
Long Term	3,286	3,516	3,931
Recoverable and Deferred Taxes	1,956	1,911	2,009
Other	1,331	1,605	1,922

Permanent	13,802	13,123	13,585
Investments	407	304	374
Property Plant and Equipment	11,729	11,282	11,482
Intagible Assets	1,306	1,226	1,432
Deferred	360	311	297

Balance Sheet	12/31/06	9/30/07	12/31/07
TOTAL LIABILITIES	26,417	27,860	29,222
Current	5,630	5,114	6,296
Suppliers	1,965	1,783	2,046
Loans and Financing	1,725	1,362	1,395
Payroll and Related Accruals	137	187	195
Payable Taxes	917	1,602	1,450
Dividends Payable	709	67	1,043
Other Accounts Payable	177	113	166
Non-Current Liabilities	8,858	9,048	9,144
Long Term	8,845	9,040	9,136
Loans and Financing	5,969	6,539	6,512
Payable Taxes	683	630	615
Contingency Provisions	2,152	1,824	1,944
Other Accounts Payable	40	47	66
Unrealized Earnings	13	8	7
Shareholders' Equity	11,929	13,697	13,782

8.3) Telemar Norte Leste - TMAR Parent Company

R$ million
Income Statement	4Q06	3Q07	4Q07	2006	2007
Local Services	3,054.4	2,903.5	2,904.2	11,942.2	11,656.0
Long Distance	864.8	877.6	923.3	3,457.6	3,501.0
Advanced Voice	59.8	50.8	54.6	238.9	227.7
Public Telephones	266.9	288.4	233.4	1,117.1	1,105.7
Additional Services	153.7	168.4	173.5	578.1	646.2
Network Usage Remuneration	201.1	172.0	185.7	727.0	649.8
Data Transmission Services	616.7	656.3	673.0	2,332.8	2,607.6
Other	0.4	0.9	0.6	1.4	2.9
Gross Operating Revenue	5,217.8	5,117.8	5,148.3	20,395.0	20,396.8
Taxes and Deductions	(1,576.0)	(1,522.5)	(1,527.6)	(6,098.2)	(6,100.0)
Net Operating Revenue	3,641.8	3,595.4	3,620.7	14,296.9	14,296.8
Operating Expenses	(2,219.3)	(2,033.9)	(2,407.5)	(8,575.7)	(8,912.0)
Cost of Services Provided	(656.7)	(675.2)	(675.1)	(2,644.2)	(2,715.7)
Interconnection Costs	(710.1)	(771.8)	(795.3)	(2,858.3)	(3,057.9)
Selling Expenses	(458.5)	(522.4)	(557.4)	(1,725.9)	(2,052.3)
General and Administrative Expenses	(217.1)	(184.1)	(260.7)	(820.8)	(843.6)
Other Operating (Expenses) Revenue, net	(176.9)	119.6	(119.0)	(526.5)	(242.4)
EBITDA	1,422.6	1,561.4	1,213.2	5,721.1	5,384.8
Margin %	39.1%	43.4%	33.5%	40.0%	37.7%
Depreciation and Amortization	(579.7)	(480.1)	(484.6)	(2,538.2)	(1,931.4)
EBIT	842.9	1,081.4	728.6	3,182.9	3,453.4
Equity Accounting	204.8	91.0	220.5	116.0	452.9
Financial Expenses	(414.1)	(141.5)	(259.9)	(1,613.8)	(1,052.5)
Financial Income	133.5	129.1	228.6	411.8	650.9
Non-operating (Expenses) Revenue	(7.5)	3.9	15.7	(8.2)	26.6
Income Before Tax and Social Contribution	759.7	1,164.0	933.5	2,088.7	3,531.3
Income Tax and Social Contribution	(201.6)	(392.4)	5.1	(474.1)	(839.5)
Net Income	558.0	771.6	938.6	1,614.5	2,691.8
Margin %	15.3%	21.5%	25.9%	11.3%	18.8%

Balance Sheet	12/31/06	9/30/07	12/31/07
TOTAL ASSETS	25,294	26,636	27,608
Current	6,228	7,555	7,738
Cash and Short-Term Inv.	2,444	3,204	3,163
Accounts Receivable	3,114	3,028	3,018
Recoverable and Deferred Taxes	507	1,070	1,327
Inventories	39	36	36
Other Current Assets	124	217	195
Non-Current Assets	19,066	19,081	19,870
Long Term	2,312	2,338	2,684
Recoverable and Deferred Taxes	1,095	1,077	1,126
Other	1,217	1,261	1,557
Permanent	16,754	16,743	17,186
Investments	8,176	8,413	8,630
Property Plant and Equipment	8,274	8,048	8,214
Intagible Assets	304	282	343
TOTAL LIABILITIES	25,294	26,636	27,608
Current	4,670	4,319	5,218
Suppliers	1,299	1,319	1,418
Loans and Financing	1,725	1,356	1,373
Payroll and Related Accruals	114	154	152
Payable Taxes	752	1,319	1,119
Dividends Payable	709	67	1,043
Other Accounts Payable	71	103	113
Non-Current Liabilities	8,695	8,620	8,608
Long Term	8,695	8,620	8,608
Loans and Financing	5,959	6,241	6,124
Payable Taxes	667	623	608
Contingency Provisions	2,056	1,736	1,850
Other Accounts Payable	13	20	27
Shareholders' Equity	11,929	13,697	13,782

8.4) TNL PCS (Oi)

R$ million
Income Statement	4Q06	3Q07	4Q07	2006	2007
Wireless Services Revenues	1,238.8	1,344.2	1,468.3	4,206.3	5,203.9
Subscription	186.7	241.1	270.3	746.4	937.3
Outgoing Calls	419.8	415.5	479.5	1,403.0	1,657.9
Domestic/Internacional Roaming	29.6	27.8	29.5	119.8	113.3
Network Usage Remuneration	464.7	496.3	525.2	1,341.1	1,916.3
Data / Value Added	70.5	97.9	105.3	276.8	335.4
Other SMP Services	0.0	0.2	(0.3)	0.5	0.4
Handset Sales	67.5	65.3	58.8	318.8	243.4
LD/Advanced Voice Service/Network* Revenues	176.9	103.0	72.6	643.2	485.2
Gross Operating Revenue	1,415.7	1,447.1	1,540.9	4,849.4	5,689.1
Taxes and Deductions	(394.6)	(384.2)	(435.4)	(1,294.5)	(1,493.7)
Net Operating Revenue	1,021.1	1,062.9	1,105.4	3,554.9	4,195.4
Operating Expenses	(926.9)	(710.1)	(753.8)	(3,115.9)	(3,041.0)
Cost of Services Provided	(190.5)	(213.0)	(216.5)	(807.4)	(885.1)
Cost of Goods Sold	(188.8)	(75.4)	(61.7)	(578.4)	(262.1)
Interconnection Costs	(293.2)	(249.8)	(295.2)	(747.5)	(1,123.1)
Selling Expenses	(212.5)	(199.7)	(202.1)	(985.1)	(798.1)
General and Administrative Expenses	(38.8)	(40.1)	(57.2)	(129.6)	(166.2)
Other Operating (Expenses) Revenue, net	(3.1)	67.9	78.9	132.1	193.6
EBITDA	94.2	352.9	351.7	439.0	1,154.4
Margin %	9.2%	33.2%	31.8%	12.3%	27.5%
Depreciation and Amortization	(173.6)	(191.4)	(176.0)	(662.5)	(726.2)
EBIT	(79.4)	161.5	175.7	(223.5)	428.2
Financial Expenses	(27.0)	(99.9)	(39.5)	(143.2)	(161.2)
Financial Income	55.5	74.7	78.1	247.7	263.8
Non-operating Expenses	(0.6)	(0.2)	(0.2)	(1.9)	4.3
Income Before Tax and Social Contribution	(51.6)	135.9	214.1	(120.9)	535.1
Income Tax and Social Contribution	262.4	(43.5)	1.6	259.0	(79.0)
Net Income	210.9	92.4	215.6	138.1	456.1
Margem %	20.7%	8.7%	19.5%	3.9%	10.9%

Balance Sheet	12/31/06	9/30/07	12/31/07
TOTAL ASSETS	8,934	9,312	9,997
Current	3,164	3,737	4,054
Cash and Short-Term Inv.	1,551	2,337	2,830
Accounts Receivable	831	644	443
Recoverable and Deferred Taxes	239	334	396
Inventories	132	97	86
Other Current Assets	411	324	298
Non-Current Assets	5,771	5,575	5,943
Long Term	988	1,119	1,246
Recoverable and Deferred Taxes	921	831	882
Loans and Financing	23	189	258
Other	44	98	106
Permanent	4,782	4,456	4,697
Investments	0	0	80
Property Plant and Equipment	3,442	3,220	3,254
Intagible Assets	994	937	1,078
Deferred Assets	346	299	285
TOTAL LIABILITIES	8,934	9,312	9,997
Current Liabilities	1,091	957	1,252
Suppliers	807	640	815
Loans and Financing	0	5	22
Payroll and Related Accruals	22	32	41
Payable Taxes	157	272	322
Other Accounts Payable	106	8	52
Non-Current Liabilities	134	405	560
Long Term	134	405	560
Loans and Financing	0	290	440
Contingency Provisions	94	85	90
Payable Taxes	16	6	7
Other Accounts Payable	24	23	23
Shareholders’ Equity	7,709	7,950	8,184

9) Glossary

ARPU (Average Revenue per Unit):
Indicator used in the telecommunication sector, showing the average monthly revenue per customer during a given period. It is calculated by dividing net revenue for the period by average customer base.

Churn Rate:
The percentage of customers whose phones are disconnected during a given period, as a proportion of the average customer base.

Full Billing:
Fullbilling involves charging an interconnection fee on every mobile-to-mobile call within the same local area. This rule was determined in Anatel Resolution no 438, published in July 2006. Previously, the “partial bill and keep” system was utilized, whereby a mobile operator would only pay interconnection fees to another operator when the proportion of incoming and outgoing traffic between the two was outside the 45% to 55% band. This model continues to be used in local fixed telephony.

IST (Telecommunications Services Index):
Since 2006, Anatel has been using a specific index for readjusting tariffs based on a basket of tariffs for telecoms services, called the IST. The IST has brought more equilibrium to the adjustment of prices charged to retail and wholesale customers, compared to the previous system that was based on the IGP-DI inflation index and was more focused on wholesale prices.

Net additions:
Gross additions (total of new customers during a given period), less disconnections during that same period.

Plans: Basic vs. Alternative:
The telecoms operators are obliged to provide two types of plan: the Basic Plan and the Obligatory Alternative Service Plan (PASOO). Under the basic minutes plan, the toll free exemption for residential subscribers is 200 minutes and for commercial subscribers is 150 minutes. Under the PASOO, the exemption for residential subscribers is 400 minutes and for commercial subscribers is 360 minutes. There is a different minute price for each plan.
It should be emphasized that, in addition to the obligatory plans, operators can also offer alternative plans whose characteristics are not regulated by Anatel.

Plans: Minutes v Pulses:
Under the billing denominated in pulses, one pulse is charged for each connection completed, followed by a variable pulse, covering up to the first 4 minutes of usage. One pulse is charged thereafter for every 4 minutes of usage. Under the plans denominated in minutes, the charge is based on the effective usage time.

Click on the link below to learn more about our minutes plans:
http://www.novaoi.com.br/controlebanners2/campanhas/planodeminutos/index.html

Productivity Factor:
As determined in the Concession Contract 2006, Anatel is to calculate the average productivity rate of the sector and compare this with the individual productivity of each operator. The productivity factor, which is to be deducted from the IST, is equivalent to 50% of the greater of: (1) the average productivity rate for the telecom sector; or (2) the operator’s individual productivity. Even if an operator has a negative productivity rate, Anatel will not grant that company a tariff readjustment superior to the IST rate.

Remuneration for Use of the SMP Network:
The amount paid to an SMP provider, per unit of time, for the use of their network.

Share of Wallet
“Share of the customer’s spending”, represents how much the customer is prepared to spend on any given service, which in this case means on telecom services.

UGR (Revenue Generating Unit):
In the case of the Oi group of companies: Oi Fixo + Oi Móvel + Oi Velox.

10) Analysts Coverage

Institution	Analysts
Ativa	Luciana Leocadio
Banif Securities	Alex Pardellas
Bradesco	Luis Fernando Azevedo
Brascan	Felipe Cunha e Beatriz Battelli
Credit-Suisse	Andrew T. Campbell e Daniel Salomao
Deutsche Bank	Rizwan Ali e Alexandre Constantini
Fator Corretora	Jacqueline Lison
Goldman Sachs	Stephen Graham e Lucio Aldworth
Itaú	Ricardo Araujo e Andrea Felicio
JP Morgan	Andre Baggio
Lopes Filho	Teresa Rodriguez Cao
Merrill Lynch	Mauricio Fernandes e Lars Konrad
Morgan Stanley	Vera Rossi e Guilherme Assis
Santander	Valder Nogueira e Rogério Tostes
UBS Pactual	Carlos Sequeira
Unibanco	Carlos Constantini

CVM Instruction nº 358, article 12: Direct or indirect majority shareholders and voting shareholders who elect the members of the Board of Directors or Statutory Audit Committee, as well as any individual, legal entity or group, acting as a body or representing the same interest, that attain a direct or indirect holding equivalent to 5% (five percent) or more of a type or class of share representing the capital of a publicly traded company, must communicate this fact to the CVM (Brazilian Securities Commission) and to the company.

Oi instructs its shareholders regarding compliance with the terms of article 12 of CVM Instruction nº 358, but cannot be held responsible for disclosing information on the acquisition or disposal, by third parties, of holdings equivalent to 5% or more of a given type or class of share representing its capital, or the rights pertaining to these shares and other securities issued by the company.

Shares TNE	Capital	Treasury	Controlling Shares	Free-Float
Common	130,611,732	3,237,832	68,504,187	58,869,713
Preferred	261,223,463	6,475,663	0	254,747,800
Total	391,835,195	9,713,495	68,504,187	313,617,513

Shares TMAR	Capital	Treasury	Controlling Shares	Free-Float
Common	107,186,966	123,873	104,227,873	2,835,220
Preferred (A)	133,416,200	2,928,905	104,328,943	26,158,352
Preferred (B)	1,065,067	1,100	6	1,063,961
Total	241,668,233	3,053,878	208,556,822	30,057,533

Note: Shareholder structure as of September 30, 2007

This report contains forecasts and/or estimates regarding future events. These projections were carefully compiled based on the present scenario and work in progress, together with the corresponding expectations. The use of forward-looking statements, such as, but not limited to: "project", "estimate", "expect", "predict", "plan", "anticipate", is intended to indicate possible trends that, inevitably, involve uncertainty and risk and whose future results may differ from current expectations. Oi cannot be held responsible for the transactions or investment decisions of third parties based on these forecasts and/or estimates. The information presented has not been audited and may therefore differ from the final audited results.

Oi – Investor Relations
Roberto Terziani	55 (21) 3131-1208	rterziani@oi.net.br
Carolina Gava Silveira	55 (21) 3131-1314	ana.silveira@oi.net.br
Bernardo Guttmann	55 (21) 3131-1316	bernardo.guttmann@oi.net.br
Cristiana Ortigão	55 (21) 3131-1315	cristiana.ortigao@oi.net.br
Lívia Guimarães	55 (21) 3131-1317	livia.guimaraes@oi.net.br

Global Consulting Group
Lucia Domville	1 (646) 284-9416	ldomville@hfgcg.com